Supplement to the Offer to Purchase for Cash Dated August 31, 2006
ATS INC.
an indirect wholly owned subsidiary of
WOODSIDE PETROLEUM LTD.
has amended its Offer to Purchase
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
ENERGY PARTNERS, LTD.
to
$23.00 NET PER SHARE

THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 17, 2006, UNLESS THE AMENDED OFFER IS EXTENDED

    ALTHOUGH PURCHASER HAS THE RIGHT, IN ITS DISCRETION, BUT SUBJECT TO APPLICABLE LAW, TO EXTEND THE PERIOD OF TIME DURING WHICH THE OFFER REMAINS OPEN, PURCHASER DOES NOT INTEND TO EXTEND THE OFFER BEYOND NOVEMBER 17, 2006 UNLESS EITHER THE CONSENT SOLICITATION TO REMOVE AND REPLACE THE MEMBERS OF THE ENERGY PARTNERS LTD. (THE “COMPANY”) BOARD OF DIRECTORS IS SUBSTANTIALLY SUCCESSFULLY COMPLETED OR THE CONDITIONS TO OUR OFFER HAVE BEEN OTHERWISE SATISFIED BY THIS TIME. STOCKHOLDERS SHOULD BE AWARE THAT THEY CURRENTLY HAVE NO GUARANTY OF THEIR ABILITY TO SELL THEIR SHARES FOR $23.00 PER SHARE IN THE EVENT THAT THE OFFER EXPIRES.
    THE AMENDED OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN SECTION 14 OF THE OFFER TO PURCHASE, DATED AUGUST 31, 2006 (AS AMENDED, THE “OFFER TO PURCHASE”), INCLUDING THE CONDITION THAT THE COMPANY’S BOARD OF DIRECTORS HAS REDEEMED THE PREFERRED STOCK PURCHASE RIGHTS (THE “RIGHTS”) ISSUED PURSUANT TO THE RIGHTS AGREEMENT, DATED AS OF SEPTEMBER 14, 2006, BETWEEN THE COMPANY AND MELLON INVESTOR SERVICES LLC, AS RIGHTS AGENT, OR THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED SECOND-STEP MERGER DESCRIBED HEREIN, WHICH ACTION WILL CURE AN UNSATISFIED CONDITION SET FORTH IN SECTION 14 OF THE OFFER TO PURCHASE. HOWEVER, TWO CONDITIONS SET FORTH IN SECTION 14 OF THE OFFER TO PURCHASE, THE STONE ENERGY MERGER CONDITION AND THE HSR CONDITION, HAVE ALREADY BEEN SATISFIED. SEE SECTION 14 OF THE OFFER TO PURCHASE OR ANNEX A HERETO FOR THE FULL TEXT OF THE CONDITIONS TO THE OFFER.
    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A CONSENT WITH RESPECT TO THE CONSENT SOLICITATION (AS DEFINED IN THE “INTRODUCTION” OF THE OFFER TO PURCHASE AND THIS SUPPLEMENT). ANY SUCH SOLICITATION (INCLUDING THE CONSENT SOLICITATION) IS BEING MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH HAVE BEEN SEPARATELY MAILED TO STOCKHOLDERS.

IMPORTANT
    Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the original BLUE or revised GREEN Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the revised GREEN Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary identified on the back cover of this Supplement or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.
    A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase and Section 3 of this Supplement.
    Capitalized terms used in this Supplement and not otherwise expressly defined herein shall have the meanings set forth in the Offer to Purchase.
    Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, this Supplement, the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.
    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED GREEN LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ EACH CAREFULLY AND IN ITS ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Manager for the Offer is:
CREDIT SUISSE
The date of this Supplement to the Offer to Purchase is November 2, 2006

QUESTIONS AND ANSWERS
      The following are some questions you, as a stockholder of Energy Partners, Ltd., may have about the amended offer and answers to those questions. These questions and answers highlight selected information from this Supplement and our amended offer, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the offer, you should read each of the Offer to Purchase, this Supplement and the revised GREEN Letter of Transmittal carefully and in its entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case as set forth on the back cover of this Supplement.
WHY HAVE YOU SENT THIS SUPPLEMENT TO ME?

•	ATS’s offer has changed. As a result of recent rulings by the Delaware Court of Chancery not to conduct expedited hearings regarding the excessive termination fees paid by Energy Partners to Stone Energy, we have filed a notice of dismissal in the Delaware Court of Chancery dismissing the litigation without prejudice. Accordingly, our offer remains at $23.00 per share, but no longer includes the contingent increases which were dependent on the outcome of those claims. We also wanted to provide stockholders with an update about the conditions to our offer and to notify stockholders that we have extended the expiration date for the offer until 11:59 p.m., New York City time, on November 17, 2006.

•	Stockholders should note that ATS does not intend to extend its offer past 11:59 p.m., New York City time, on Friday, November 17, 2006, unless our consent solicitation to remove and replace the members of Energy Partners’ board of directors is substantially successfully completed or the conditions to our offer have been otherwise satisfied by this time. Stockholders should be aware that they currently have no guaranty of their ability to sell their shares of Energy Partners common stock for $23.00 per share in the event that ATS’s offer expires.
WHY IS YOUR PRICE NO LONGER SUBJECT TO A POTENTIAL $0.50 OR $1.00 INCREASE?

•	ATS’s proposed price increase was conditioned on receiving a ruling from the Delaware Court of Chancery prior to the expiration date of the offer. ATS worked for more than six weeks to seek expedited proceedings on its claims regarding both (i) the validity of the $25.6 million termination fee (which was subsequently reduced to $8 million), payable under a number of circumstances pursuant to the Agreement and Plan of Merger, dated as of June 22, 2006, by and among Energy Partners, EPL Acquisition Corp. LLC and Stone Energy Corporation and (ii) Energy Partners’ prior payment of $43.5 million on behalf of Stone Energy to Plains Exploration & Production Company in connection with the termination of Stone Energy’s merger agreement with Plains. Energy Partners’ continual efforts to stall this litigation, which could have returned value to Energy Partners stockholders, have effectively prevented us from obtaining a timely decision with respect to this litigation and recouping either of these termination fees for the benefit of Energy Partners’ stockholders.
WHY HAVE YOU NOT INCREASED YOUR OFFER PRICE AS A RESULT OF ENERGY PARTNERS REDUCING THE $25.6 MILLION TERMINATION FEE TO $8 MILLION?

•	The increase of ATS’s offer by $0.50 was conditioned upon obtaining a judgment on the merits resulting in a court order invalidating the $25.6 million termination fee in full.

•	While the reduction of this termination fee moderately reduced Energy Partners’ overall termination fee liability, ATS believes that the Energy Partners’ board of directors has, on top of the $51.5 million fees it has already paid, expended any savings from the reduction of this termination fee by entering into golden parachute severance agreements with a number of key officers and employees that will increase the costs to a third party seeking to acquire Energy Partners and on costs and expenses associated with terminating the Stone Energy merger. Accordingly, we believe that Energy Partners has left little of this savings for us to pass on to stockholders.

HAVE THE CONDITIONS TO THE OFFER CHANGED?

•	No. The conditions to the offer have not changed. However, we wanted to highlight for stockholders certain facts, including the fact that certain conditions to the offer have already been satisfied:

•	The following events have satisfied conditions to our offer:

•	On September 28, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to our offer and the proposed second-step merger expired, thereby satisfying a significant condition to our offer.

•	On October 11, 2006, Energy Partners announced that it had terminated its merger agreement with Stone Energy. The termination of the merger agreement satisfied another significant condition to our offer.

•	On September 13, 2006, Energy Partners’ board of directors approved the issuance of preferred share purchase rights pursuant to the terms of the Rights Agreement, dated as of September 14, 2006 between Energy Partners and Mellon Investor Services LLC, as rights agent. The issuance of these preferred share purchase rights caused a condition set forth in clause (g)(v) of Section 14 of the Offer to Purchase to no longer be satisfied. This condition must be remedied by the Energy Partners’ board of directors redeeming the preferred stock purchase rights or otherwise taking action so that the rights are invalidated or are otherwise made inapplicable to the offer and the proposed second-step merger.

•	In addition, on September 13, 2006, Energy Partners’ board of directors caused the condition set forth in clause (g)(ix) of Section 14 of the Offer to Purchase to no longer be satisfied by adopting a new change of control severance plan for certain of its officers and employees.

•	Other conditions to the offer have yet to be satisfied. A full description of the conditions to the offer are set forth in full in Section 14 of the Offer to Purchase and are also described in Annex A hereto.
HOW LONG DO I NOW HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•	ATS announced on October 26, 2006 that it had extended the expiration date of the offer until 11:59 p.m., New York City time, on Friday, November 17, 2006. However, ATS has no intention to extend its offer past November 17, 2006, except in the limited circumstances described in the following question and answer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 3 of the Offer to Purchase and Section 3 of this Supplement.
CAN THE OFFER BE FURTHER EXTENDED?

•	ATS has the right, in its discretion, but subject to applicable law, to extend the period of time during which the offer remains open if the conditions to the offer have not been satisfied. However, ATS does not intend to extend its offer past 11:59 p.m., New York City time, on Friday, November 17, 2006, unless our consent solicitation to remove and replace the members of Energy Partners’ board of directors is substantially successfully completed or the conditions to our offer have been otherwise satisfied by this time. Stockholders should be aware that they currently have no guaranty of their ability to sell their shares of Energy Partners common stock for $23.00 per share in the event that ATS’s offer expires.

•	If Energy Partners stockholders tender a majority of outstanding Energy Partners shares into the offer which we accept for payment, then we may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if we include one, will be an additional period of not less than three business days nor more than 20 business days after we have accepted for payment and made payment for shares in the offer.

You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2 of the Offer to Purchase.
WHY ARE YOU ALLOWING THE OFFER TO EXPIRE ON NOVEMBER 17, 2006?

•	The offer will expire on November 17, 2006, over 75 days after the original announcement of the offer (which is over 45 days beyond the statutory requirement for keeping the offer open) and over 30 days since Energy Partners announced that it had terminated its merger agreement with Stone Energy. Stockholders will have had approximately three weeks since the announcement on October 26, 2006 of our amended offer to determine to deliver written consents, including the November 17, 2006 expiration date. We believe that this is a sufficient amount of time for stockholders to make a decision. We cannot leave the offer open as a perpetual option for the Energy Partners stockholders. We have devoted significant time and effort to pursuing the offer and have borne commodity price risk during the pendency of the offer. At some point, we and our affiliates have to pursue other interests and alternatives available to us.
IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

•	No, stockholders do not have to take any action regarding any shares previously validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and such stockholders will receive $23.00 per share without the need for any further action on their part.
DOES THE WITHDRAWAL OF ATS’S DELAWARE LITIGATION MEAN THAT ATS NOW AGREES WITH THE ACTIONS THAT HAVE BEEN TAKEN BY THE ENERGY PARTNERS’ BOARD?

•	No. ATS believes that the Energy Partners’ board of directors has caused significant damage to the value of Energy Partners by terminating its merger agreement with Stone Energy in the face of termination fees aggregating to $51.5 million (or $1.34 per Energy Partners share), representing almost 7.5% of Energy Partners’ $690,950,987 market capitalization as of June 22, 2006, the date Energy Partners and Stone Energy entered into their merger agreement. However, ATS determined that it could not indefinitely act as the guardian of Energy Partners stockholders’ interests in pursuing its claims to recover the termination fees. We note that Energy Partners’ board of directors fought us in our efforts to recover these termination fees on behalf of Energy Partners’ stockholders, including by petitioning against our motion for expedited proceedings in the Delaware Court of Chancery on the termination fee issues.
DO YOU STILL INTEND TO UNDERTAKE A CONSENT SOLICITATION TO REMOVE THE DIRECTORS OF ENERGY PARTNERS?

•	Yes. You should have by now received a copy of ATS’s consent statement regarding its solicitation of written consents from stockholders of Energy Partners to (i) remove each current member of Energy Partners’ board of directors and (ii) elect persons selected by ATS to serve as directors of Energy Partners. Following such election, we expect that our nominees would reduce the size of Energy Partners’ board of directors to five members. ATS also expects that its nominees would, subject to their fiduciary duties under Delaware law as directors of Energy Partners, take such actions as may be required to expedite the prompt consummation of the offer and the proposed second-step merger. Election of our nominees would also satisfy one of the conditions to our offer. The consent statement sets forth a number of reasons why we believe that supporting our consent proposals is a good idea. Neither the Offer to Purchase, this Supplement, the revised GREEN Letter of Transmittal nor the offer constitutes a solicitation of consents in connection with the consent solicitation. The consent solicitation is being made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission, which have been separately mailed to stockholders.

WHAT HAPPENS IF YOUR CONSENT PROPOSALS ARE NOT SUCCESSFUL?

•	If the current members of the board of directors are not removed and our nominees are not elected to the board of directors, then there is no guarantee that certain of the conditions to the offer could ever be satisfied. However, there can also be no assurance that the nominees will, if elected, take action that will result in the offer and the proposed second-step merger being consummated.

•	ATS does not intend to extend its offer past November 17, 2006 unless either the consent solicitation is substantially successfully completed or the conditions to the offer have been otherwise satisfied by this time. If the consent solicitation is not substantially successfully completed or the conditions to the offer have not otherwise been satisfied by November 17, 2006, ATS may in its discretion determine either to continue to hold the shares it currently owns, purchase additional shares in the public market or through privately negotiated purchases or dispose of any or all shares that it currently holds or later acquires.
HOW DO I TENDER MY SHARES?

•	To tender shares, you must deliver the certificates representing your shares, together with a completed revised GREEN Letter of Transmittal and any other documents required by the revised GREEN Letter of Transmittal, to The Bank of New York, the Depositary for the offer, not later than the time the offer expires. The revised GREEN Letter of Transmittal is enclosed with this Supplement. If your shares are held in street name (i.e., through a broker, dealer or other nominee), your shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed revised PINK Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three New York Stock Exchange, Inc. trading days after the date of execution of such revised PINK Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase.

•	In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 of the Offer to Purchase) and a properly completed and duly executed revised GREEN Letter of Transmittal and any other required documents for such shares.

•	Tendering stockholders may continue to use the original BLUE Letter of Transmittal and the original YELLOW Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery circulated with this Supplement. Although the original BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended offer and will receive the $23.00 per share offer price described in this Supplement if shares are accepted for payment and paid for by ATS pursuant to the amended offer.
UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered shares any time prior to our acceptance of your tendered shares for payment. Shares of common stock tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4 of the Offer to Purchase.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Innisfree M&A Incorporated, the Information Agent, toll-free at (877) 456-3427 (banks and brokers may call collect at (212) 750-5833) or Credit Suisse Securities (USA) LLC, the Dealer Manager, at (888) 537-4893. See the back cover of this Supplement.
      Except as otherwise set forth in this Supplement, references to “dollars” and “$” shall be to United States dollars.

To the Holders of Common Stock of Energy Partners, Ltd.:
INTRODUCTION
      The information contained in this supplement (this “Supplement”) amends and supplements the Offer to Purchase, dated August 31, 2006 (as previously amended, the “Offer to Purchase”) of ATS Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Parent”), pursuant to which Purchaser is now offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Energy Partners, Ltd., a Delaware corporation (the “Company”), together with, if still outstanding, the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 14, 2006, between the Company and Mellon Investor Services, LLC, as Rights Agent (the “Rights Agreement”), other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries), at a price of $23.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and the accompanying revised GREEN Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). See Section 8 of the Offer to Purchase for additional information concerning Purchaser, Woodside Finance Limited (which is obtaining financing for the Offer) and Parent.
      Capitalized terms used in this Supplement and not otherwise expressly defined herein shall have the meanings set forth in the Offer to Purchase.
      Except as otherwise set forth in this Supplement and in the revised GREEN Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original BLUE Letter of Transmittal remain applicable in all respects to the Offer. This Supplement should be read carefully and in its entirety in conjunction with the Offer to Purchase. All references in the Offer to Purchase to the “Letter of Transmittal” and the “Notice of Guaranteed Delivery” shall be deemed to be references to the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery, respectively.
      The Offer no longer includes the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of litigation which Purchaser had commenced in the Delaware Court of Chancery, which has since been dismissed without prejudice.
      THE AMENDED OFFER IS CONDITIONED UPON THE CONDITIONS SET FORTH IN SECTION 14 OF THE OFFER TO PURCHASE, INCLUDING THE CONDITION THAT THE COMPANY’S BOARD OF DIRECTORS HAS REDEEMED THE RIGHTS OR THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED SECOND-STEP MERGER DESCRIBED HEREIN, WHICH ACTION WILL CURE AN UNSATISFIED CONDITION SET FORTH IN CLAUSE (G)(V) OF SECTION 14 OF THE OFFER TO PURCHASE. HOWEVER, TWO OF THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, THE STONE ENERGY MERGER CONDITION AND THE HSR CONDITION, HAVE ALREADY BEEN SATISFIED. SEE SECTION 14 OF THE OFFER TO PURCHASE OR ANNEX A HERETO FOR THE FULL TEXT OF THE CONDITIONS TO THE OFFER.
      Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase and Section 3 of this Supplement. Tendering stockholders may continue to use the original BLUE Letter of Transmittal and the original YELLOW Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery circulated with this Supplement. Although the original BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended terms of the Offer and will receive the $23.00 per Share offer price described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the amended terms of the Offer.

      Subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser also expressly reserves the right (but will not be obligated) (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for if any of the conditions referred to in Section 14 of the Offer to Purchase have not been satisfied or if any event specified in Section 14 of the Offer to Purchase has occurred and (iii) to amend the Offer or to waive any conditions to the Offer, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.
      Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.
      Purchaser is making the Offer because Purchaser and Parent want to acquire control of, and ultimately the entire equity interest in, the Company. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the proposed Second-Step Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer, in which event Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Purchaser and the Company.
      Each stockholder should have by now received a copy of Purchaser’s consent statement regarding its solicitation of written consents from stockholders of the Company for use in connection with the solicitation of written consents from at least a majority of stockholders of the Company (the “Consent Solicitation”) to (i) remove each current member of the Board and (ii) elect five of its nominees to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Purchaser Nominees”).
      Election of the Purchaser Nominees would satisfy the Second-Step Merger Condition to the Offer. Following such election, Purchaser expects that the Purchaser Nominees would reduce the size of the Board to five members. Purchaser also expects that the Purchaser Nominees, if elected to serve as directors of the Company, would in their independent judgment and good faith, and subject to their fiduciary duties, support the Offer and the Second-Step Merger and take actions necessary to satisfy the Section 203 Condition and seek or grant other consents or approvals as may be desirable or necessary to expedite the prompt consummation of the Offer and the Second-Step Merger. Accordingly, election of the Purchaser Nominees and adoption of the Stockholder Consent Resolutions could allow the stockholders of the Company to determine whether to accept the Offer and could be critical to the prompt consummation of the Offer and the Second-Step Merger if the current Board does not negotiate with Purchaser and Parent. Purchaser believes that the Board has a fiduciary obligation to approve the Offer and take any action necessary to render Section 203 of the DGCL inapplicable to the Offer and the Second-Step Merger and Purchaser hereby requests that the Board do so.
      THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION. THE CONSENT SOLICITATION IS BEING MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT, WHICH HAVE BEEN SEPARATELY MAILED TO STOCKHOLDERS.

      THE AMENDED OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 17, 2006, UNLESS FURTHER EXTENDED.
      STOCKHOLDERS SHOULD NOTE THAT PURCHASER DOES NOT INTEND TO EXTEND THE OFFER BEYOND NOVEMBER 17, 2006 UNLESS EITHER THE CONSENT SOLICITATION IS SUBSTANTIALLY SUCCESSFULLY COMPLETED OR THE CONDITIONS TO OUR OFFER HAVE BEEN OTHERWISE SATISFIED BY THIS TIME. STOCKHOLDERS SHOULD BE AWARE THAT THEY CURRENTLY HAVE NO GUARANTY OF THEIR ABILITY TO SELL THEIR SHARES FOR $23.00 PER SHARE IN THE EVENT THAT THE OFFER EXPIRES.
      THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED GREEN LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND EACH SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY BEFORE ANY DECISION IS MADE BY YOU WITH RESPECT TO THE OFFER.
THE AMENDED OFFER

1.	Terms of the Amended Offer
      The terms of the Offer are set forth in Section 1, “Terms of the Offer; Expiration Date” of the Offer to Purchase. The discussion set forth in Section 1, “Terms of the Offer; Expiration Date” of the Offer to Purchase is hereby supplemented as follows:
      Purchaser has amended the Offer to purchase the Shares. The price per Share to be paid pursuant to the Offer is $23.00 net per Share. The Offer no longer includes the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of litigation which Purchaser had commenced in the Delaware Court of Chancery, which has since been dismissed without prejudice. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered before the date of this Supplement and not withdrawn) will receive $23.00 per Share if Shares are accepted for payment and paid for by Purchaser. As of the close of business on November 1, 2006, approximately 68,642 Shares had been tendered and not withdrawn pursuant to the Offer.
      The Offer remains subject to the conditions set forth under Section 14 of the Offer to Purchase, including the satisfaction of the Minimum Tender Condition, the Section 203 Condition and the Second-Step Merger Condition. Two conditions described in the Offer to Purchase, the Stone Energy Merger Condition and the HSR Condition, have already been satisfied.
      Additionally, on September 13, 2006, the Company’s Board approved the issuance of Rights pursuant to the Rights Agreement. The issuance of the Rights caused a condition set forth in clause (g)(v) of Section 14 of the Offer to Purchase to no longer be satisfied. This condition cannot be satisfied unless Purchaser is satisfied that the Board has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger. Also on September 13, 2006, the Board caused the condition set forth in clause (g)(ix) of Section 14 of the Offer to Purchase to no longer be satisfied by adopting a new change of control severance plan for certain of its officers and employees.
      For a full description of the conditions to the Offer, see Annex A to this Supplement or Section 14 of the Offer to Purchase.

2.	Acceptance for Payment and Payment for Shares.
      Purchaser will accept for payment, and pay for, the Shares in the Offer as set forth in Section 2, “Acceptance for Payment and Payment of Shares” of the Offer to Purchase. The last paragraph of Section 2, “Acceptance for Payment and Payment of Shares” of the Offer to Purchase is hereby amended and restated as follows:

      The Offer no longer includes the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of litigation which Purchaser had commenced in the Delaware Court of Chancery, which has since been dismissed without prejudice.

3.	Procedures for Accepting the Offer and Tendering Shares.
      Procedures for tendering Shares for the Offer are set forth in Section 3, “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. Section 3, “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is hereby supplemented as follows:
      Tendering stockholders may continue to use the original BLUE Letter of Transmittal and the original YELLOW Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery circulated with this Supplement. Although the original BLUE Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended terms of the Offer and will receive the $23.00 per Share offer price described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the amended terms of the Offer. Purchaser’s interpretation of the terms and conditions of the Offer (including the revised GREEN Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law.

4.	Withdrawal Rights.
      The rights of withdrawal pursuant to the Offer are set forth in Section 4, “Withdrawal Rights” of the Offer to Purchase.

5.	Material U.S. Federal Income Tax Consequences.
      The material federal income tax consequences of the Offer are set forth in Section 5, “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase. Section 5, “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase is hereby amended and restated as follows:

Material U.S. Federal Income Tax Consequences
      The following is a summary of the material U.S. federal income tax consequences of the Offer and the Second-Step Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to the right to receive cash in the Second-Step Merger (a “Holder”). This summary is not a complete description of all of the tax consequences of the Offer and the Second-Step Merger and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This summary applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations and dealers in securities) that may be subject to special rules. As used herein, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. As used herein, a “non-U.S. Holder” is any Holder that is not a partnership and is not a U.S. Holder.
      Consequences of the Offer and the Second-Step Merger. The receipt of cash pursuant to the Offer or the Second-Step Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder who sells Shares pursuant to the Offer or exchanges Shares pursuant to the Second-Step Merger in each case for cash generally should recognize capital gain or loss equal to the difference (if any) between (i) the amount of cash received as of the date of closing of the Offer or consummation of the Second-Step Merger, as the case may be, and (ii) the U.S. Holder’s adjusted tax basis in Shares tendered pursuant to the Offer or surrendered in the Second-Step Merger. Gain or loss must be determined separately for each block of Shares tendered pursuant to the Offer or exchanged pursuant to the Second-Step Merger. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Second-Step Merger. For certain non-corporate U.S. Holders (including individuals), long-term capital gains generally are subject to preferential rates of U.S. federal income tax. There are limitations on the deductibility of capital losses under the Code.
      Payments in connection with the Offer or Second-Step Merger may be subject to “backup withholding” at a rate of 28% unless a U.S. Holder (i) provides a correct TIN (which, for an individual U.S. Holder, is the U.S. Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and, in either case, otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). U.S. Holders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the revised GREEN Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each U.S. Holder should consult its tax advisor as to such U.S. Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax Consequences to Non-U.S. Holders
      A non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to cash received pursuant to the Offer or the Second-Step Merger unless:

•	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States;

•	in the case of a non-U.S. Holder who is a non-resident alien individual and who holds the Shares as a capital asset, this individual is present in the United States for 183 or more days in the taxable year of the disposition; or

•	subject to the discussion below, the Company is or has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding the Offer or the Second-Step Merger or the period during which the non-U.S. Holder has held the Shares.
      Based on the Company’s Registration Statement on Form S-4, filed on July 21, 2006 (the “Company Form S-4”), Purchaser believes that it is likely that the Company is, or could be treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. If the Company is treated as a United States real property holding corporation, gain realized by a non-U.S. Holder in connection with the Offer or the Second-Step Merger will not be subject to U.S. federal income tax so long as:

•	the non-U.S. Holder at any time within the shorter of the five-year period preceding the Offer or the Second-Step Merger, or the period during which the non-U.S. Holder has held the Shares, is deemed to have beneficially owned no more than 5% of the Shares, taking into account for this purpose certain constructive ownership rules; and

•	the Company’s Shares were regularly traded on an established securities market within the meaning of Section 897(c)(3) of the Code and the Treasury Regulations thereunder at all times within the shorter of the five-year period preceding the Offer or the Second-Step Merger or the period during which the non-U.S. Holder has held such Shares.
      If a non-U.S. Holder owns greater than 5% of the Shares of the Company, then such non-U.S. Holder generally will be subject to tax in much the same manner as described above with respect to U.S. Holders. Although the Shares are currently regularly traded on an established securities market, no assurance can be made that they will continue to be so traded. See Section 13 of the Offer to Purchase. If the Shares of the Company were delisted, non-U.S. Holders could become subject to tax in much the same manner as described above with respect to U.S. Holders regardless of whether they owned more than 5% of the Shares. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE OFFER AND THE SECOND-STEP MERGER.
      Information Reporting and Backup Withholding. A non-U.S. Holder may be required to establish its exemption from information reporting and backup withholding by certifying its status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.
      EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE SECOND STEP MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

6.	Price Range of Shares; Dividends.
      The discussion set forth in Section 6, “Price of Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:
      According to the information set forth in the Company’s most recent filing with the SEC on Form 10-K filed on February 27, 2006 (the “Company Form 10-K”), the Shares are listed and principally traded on the NYSE under the symbol “EPL”. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported in the Company Form S-4 with respect to 2004, 2005 and the first and second quarter of 2006 and by Bloomberg for the third quarter and fourth quarter of 2006.
Shares Market Data

	High	Low

2004
First Quarter	$14.81	$12.60
Second Quarter	15.45	12.60
Third Quarter	16.59	14.00
Fourth Quarter	20.91	16.07
2005:
First Quarter	$27.97	$18.38
Second Quarter	28.63	19.06
Third Quarter	32.98	22.20
Fourth Quarter	32.30	21.25
2006:
First Quarter	$28.68	$20.62
Second Quarter	28.85	17.38
Third Quarter	25.75	16.37
Fourth Quarter (through November 1, 2006)	25.50	23.91

      The Company’s filings with the SEC and published financial sources disclose that the Company has not paid any cash dividends on its Shares for the periods represented above.
      Purchaser’s Offer price of $23.00 net per Share represents a premium above the $18.40 closing price of the Shares as of August 25, 2006 as follows:

1 day	25%
30 calendar day average	28%
60 calendar day average	27%
90 calendar day average	24%
      The closing price of the Shares as of November 1, 2006 was $24.90.

Stockholders are urged to obtain current market quotations for the Shares.

7.	Certain Information Concerning the Company.
      Certain information regarding the Company is set forth in Section 7, “Certain Information Concerning the Company” of the Offer to Purchase.

8.	Certain Information Concerning Purchaser, Borrower and Parent.
      Certain information regarding each of Purchaser, Borrower and Parent is set forth in Section 8, “Certain Information Concerning Purchaser, Borrower and Parent” of the Offer to Purchase.

9.	Financing of the Offer and the Second-Step Merger.
      Certain information regarding financing of the Offer and the Second-Step Merger is set forth in Section 9, “Financing of the Offer and the Second-Step Merger” of the Offer to Purchase.

10.	Background of the Offer; Contacts with the Company.
      The discussion set forth in Section 10, “Background of the Offer; Contacts with the Company” of the Offer to Purchase is hereby supplemented by the following:
      On August 28, 2006, Purchaser commenced litigation in the Delaware Court of Chancery against the Company, the Company’s directors, and Stone Energy. Among other things, Purchaser challenged the validity of certain provisions in the Stone Energy Merger Agreement, pursuant to which the Company was to pay Stone Energy excessive penalties equaling approximately 10% of its market capitalization on the date the Stone Energy Merger Agreement was executed if the merger would be terminated in connection with an offer by a third party (such as Purchaser) to acquire the Company. Purchaser also challenged one of the Company’s bylaws, which purported to impose an 85% supermajority on any actions taken by the written consent of the Company’s stockholders.
      On August 31, 2006, Purchaser commenced the Offer by filing the Schedule TO with the SEC including the Offer to Purchase and the original BLUE Letter of Transmittal as exhibits. Also on August 31, 2006, Purchaser issued a press release announcing the commencement of the Offer and placed a summary advertisement relating to the Offer in the Wall Street Journal.
      On September 7, 2006, the Company filed an action against Stone Energy in the Delaware Court of Chancery seeking a declaratory judgment to clarify that the Stone Energy Merger Agreement did not prohibit the Company from taking certain actions such as negotiating a transaction with, or providing confidential information to, a third party. In its complaint, the Company indicated that Stone Energy had informed the Company of its position that the Stone Energy Merger Agreement prohibits the Company from taking such actions.
      On September 8, 2006, Purchaser filed a preliminary proxy statement with the SEC to solicit proxies, to be used at a special meeting with respect to the Stone Energy Merger Agreement, from the Company’s stockholders to vote “AGAINST” (i) the proposal to approve the issuance of shares of the Company’s common stock to stockholders of Stone Energy in connection with the Stone Energy Merger Agreement and (ii) two other proposals proposed by the Company in connection therewith.
      On September 11, 2006, Purchaser filed its Premerger Notification statement under the HSR Act with the FTC and the Antitrust Division.
      Also on September 11, 2006, Purchaser amended its complaint to include allegations concerning Stone Energy’s interpretation of certain provisions of the Stone Energy Merger Agreement which purported to restrict the Company’s ability to negotiate with Purchaser.
      According to the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2006 (the “Form 8-K”):

•	On September 13, 2006, the Company entered into indemnity agreements (each an “Indemnity Agreement”) with each of its directors, executive officers and one other employee. The Indemnity Agreements provide such individuals with, among other things, certain indemnification and advancement rights in third-party proceedings, proceedings by or in the right of the corporation, proceedings in which the indemnitee is wholly or partly successful, and for an indemnitee’s expenses incurred as a witness in a proceeding by reason of his or her corporate status.

•	On September 13, 2006, the Company entered into amendments to the Company’s change of control severance agreements with Richard Bachmann, Phillip Gobe, John Peper and Timothy Woodall (each a “Severance Agreement”) and amendments to the change of control severance plan (the “Severance Plan”) for 13 officers and key employees, including 2 of the Company’s executive officers, Messrs. Dykes and Ottosan. The amendments to the Severance Agreements and the Severance Plan (collectively, the “Severance Program”) include: (i) in the case of a participant who becomes entitled to severance benefits, if the participant has not, by the time of his or her termination of employment, received a bonus for the calendar year before the calendar year of termination of employment, the participant will receive a bonus for that year in an amount equal to his or her target bonus opportunity for that year, (ii) in determining a participant’s average annual bonus for purposes of the bonus component of the severance benefit, the bonus for a partial year of employment is disregarded, (iii) the multiple applied in determining the severance payment may not be changed on or after a change of control and (iv) provisions to comply with new federal income tax rules relating to nonqualified deferred compensation. In the case of the Severance Plan (but not the Severance Agreements), the Board also approved an amendment making it a “good reason” basis for termination of employment if the participant is required to relocate to an office which is more than 35 miles in driving distance from the office at which the participant is employed immediately before the change of control.

•	On September 13, 2006, the Company adopted changes to Sections 2.5 and 2.9 of its Bylaws. The revised Section 2.5 grants authority to the presiding officer of a stockholder meeting to adjourn the stockholder meeting and allows for the adjournment of a stockholder meeting with or without a quorum. The revised Section 2.9 eliminates the 85% super-majority voting requirement for stockholder action by written consent and sets forth (1) the process by which the record date should be established for an action by written consent, (2) the requirements for valid consents, and (3) the process for independent inspectors to certify the validity of any action by written consent.

•	On September 13, 2006, the Company adopted a new severance plan, called the Energy Partners, Ltd. Employee Change of Control Severance Plan (the “New Severance Plan”), covering full-time employees of the Company not covered by the existing Severance Program. The New Severance Plan provides that, in the event of certain terminations of employment by the Company without “cause” or by the participant for “good reason” within two years after a change of control (which would include the consummation of the Offer), the participant would be entitled to receive (i) a lump sum severance benefit equal to 3 weeks of base pay for each year of service or fraction thereof as a full-time employee of the Company or Hall-Houston Oil Company (which was acquired by the Company in 2002) and 3 weeks of base pay for each $10,000 or fraction thereof of annual base salary and scheduled overtime pay (subject to a maximum of 52 weeks of base pay and a minimum of 16 weeks of base pay), (ii) a pro rata bonus for the calendar year of termination of employment equal to the pro rata portion of the greater of the participant’s average annual bonus for the prior three full calendar years of employment (or lesser number of prior full calendar years of employment) and the participant’s target bonus opportunity for the calendar year of termination of employment, (iii) if the participant has not yet received a bonus for the calendar year before the calendar year of termination of employment, a bonus for such year equal to target bonus opportunity for such year, (iv) continuation of medical, dental and life insurance benefits for 12 months provided the participant pays the same portion of the required premium, and provided, further, that such coverage would cease if the participant obtains new employment providing benefits of the same type, and (v) reasonable outplacement services.

•	On September 14, 2006, the Company entered into the Rights Agreement.

•	On September 14, 2006, the Company announced that the Board had rejected the Offer as inadequate and recommended that its stockholders not tender their Shares into the Offer.

      On September 14, 2006, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC. According to the Schedule 14D-9, the Company’s Board, after a review of the Offer with its financial and legal advisors, unanimously determined (with Mr. Hiltz abstaining) that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Parent and its affiliates), and accordingly the Board recommended that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer. The Company also stated in the Schedule 14D-9 that its Board had amended the bylaws to eliminate the purported requirement of an 85% supermajority vote for action by written consent.
      On September 18, 2006, Purchaser issued a press release expressing, among other things, its disappointment with the Company’s Board’s recommendation against the Offer. An excerpt from the press release is set forth below:

News Release

ATS RESPONDS TO ENERGY PARTNERS’ BOARD’S RECOMMENDATION REGARDING ITS ALL CASH PREMIUM TENDER OFFER

•	Energy Partners stockholders deserve to receive a premium for their shares rather than pay a premium

•	Energy Partners’ Board’s actions further entrench its directors and management

•	ATS legal challenge results in Energy Partners stockholders regaining right to act by majority written consent

Covington, Louisiana, September 18, 2006 — ATS Inc., a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia’s largest publicly listed oil and gas company, is disappointed that the Board of Directors of Energy Partners, Ltd. (NYSE: EPL) recommended to its stockholders that they reject the ATS cash offer of $23.00 per share, which is subject to an increase to $24.00 per share under certain circumstances.

EPL stockholders should question why the EPL Board continues to recommend diluting the ownership of existing stockholders and significantly increasing the Company’s debt in order to pay a premium to Stone Energy stockholders under the proposed EPL and Stone Energy merger agreement, instead of recommending the ATS all cash offer.

Under the ATS cash offer EPL stockholders would receive a premium of 25% (30% in certain circumstances) to EPL’s closing price of $18.40 on August 25, 2006, the last trading day prior to the announcement of the ATS offer.

ATS believes that its offer is even more valuable to EPL stockholders today than when first announced given the subsequent and substantial decrease in crude oil and natural gas prices as shown below:
                    Natural Gas Prices ($/MMBTU)

	08/25/2006	09/15/2006	% Change

Henry Hub Spot Price	$7.40	$4.40	(41)%
New York Mercantile Exchange Average Futures Contract (Next 12 months)	$9.32	$7.45	(20)%

                Source: Bloomberg Energy Service
                    Crude Oil Prices ($/BBL)

	08/25/2006	09/15/2006	% Change

West Texas Intermediate (Cushing)	$72.13	$63.33	(12)%
New York Mercantile Exchange Average Futures Contract Price (Next 12 months)	$75.24	$67.09	(11)%

                Source: Bloomberg Energy Service

Since August 25, 2006, the last day of trading prior to the ATS announcement of its offer, the share prices of EPL’s peers, identified by EPL in their proxy statement, have fallen substantially (approximately 10% on average and 13% on an equity market capitalization weighted average).

In light of this decline, ATS believes its offer now represents even better value for EPL stockholders than when originally announced. In addition, it remains more attractive than either the merger with Stone Energy or EPL remaining a stand-alone entity.

ATS President Mark Chatterji said EPL stockholders should be disappointed by their Board’s actions to frustrate the freedom of choice for stockholders, some of which would siphon value from the Company’s stockholders to the Company’s management.

“By adopting a poison pill and implementing excessive change of control severance benefits for executives and other employees, EPL management becomes further entrenched. One has to question if the EPL Board of Directors is committed to realizing value for its stockholders and acting in the stockholders’ best interests,” Mr. Chatterji said.

ATS is pleased that on September 13, 2006 EPL announced revisions to its bylaws, which removed the 85% supermajority requirement for any action to be taken by the written consent of the EPL stockholders. EPL’s Board effectively recognized ATS’s claim that the 85% supermajority requirement was an invalid method of restricting the stockholders’ statutory right to act by written majority consent.

ATS remains confident that EPL stockholders will send a clear message to the EPL Board and management by voting against the Stone Energy transaction.
      On September 27, 2006, Purchaser delivered a letter to the Company, in accordance with the Company’s amended bylaws, requesting that the Company set a record date to determine the stockholders entitled to consent in connection with the Consent Solicitation.
      On September 28, 2006, Purchaser filed its preliminary consent statement in connection with the Consent Solicitation to remove all eleven existing members of the Company’s Board (and any person(s) (other than those elected by the Consent Solicitation) elected or designated by any of such directors to fill any vacancy or newly created directorship) and elect the Purchaser Nominees as directors of the Company (or if any

Purchaser Nominee is unable or unwilling to serve on the Board, any other person designated as a nominee by Purchaser).
      On September 28, 2006, Purchaser announced that it had extended the Expiration Date of the Offer to 11:59 p.m., New York City time on Friday, October 20, 2006, and that the waiting period under the HSR Act with respect to the Offer and the Second-Step Merger had expired.
      On September 28, 2006, the Company issued a press release that reiterated that the Board had rejected the Offer as inadequate.
      On October 6, 2006, Purchaser filed an amendment to its preliminary proxy statement regarding the Company’s special meeting of shareholders.
      Also on October 6, 2006, Mark Chatterji, President of ATS, sent a letter to Richard Bachmann indicating Purchaser’s willingness to discuss the Offer with the Company and to review any information that the Company believed could convince Purchaser to increase the per Share price of the Offer.
      On October 9, 2006, John Peper, Executive Vice President and General Counsel of the Company, sent a letter to Mr. Chatterji, indicating that the Board still considered our Offer inadequate and characterized Purchaser’s October 6, 2006 letter as a “publicity ploy.” The letter also implied that the Board would only be willing to speak to Purchaser about the Offer if Purchaser first increased the price of the Offer.
      On October 12, 2006, the Company announced that it had entered into an agreement with Stone Energy to terminate the Stone Energy Merger Agreement.
      On October 13, 2006, the Company filed a Form 8-K with the SEC reporting the following events:

•	Pursuant to the agreement, dated as of October 11, 2006, among the Company, EPL Acquisition Corp. LLC and Stone Energy (the “Termination Agreement”), the Company and Stone Energy terminated the Stone Energy Merger Agreement and released each other from all claims, including but not limited to all claims under the Stone Energy Merger Agreement, with limited exceptions. The Company paid Stone Energy an $8 million termination payment in connection with the Termination Agreement.

•	In connection with the termination of the Stone Energy Merger Agreement, the Company determined that certain costs that it incurred and paid in the second and third fiscal quarters of 2006 in connection with the proposed merger with Stone Energy, and capitalized as an asset pending the closing of the merger, will be expensed during the third quarter of 2006 due to the termination of the Stone Energy Merger Agreement, effective October 11, 2006. As a result, a pre-tax impairment expense of $44.5 million ($28.5 million after-tax) will be expensed and included in General and Administrative expense in the unaudited consolidated statement of operations for the third quarter of 2006 along with other merger related costs incurred during the third quarter.

•	The Company will account the $8.0 million paid to Stone Energy in connection with the termination of the Merger Agreement as a cash expense in the fourth quarter.
      The termination of the Stone Energy Merger Agreement on October 11, 2006 pursuant to the terms of the Termination Agreement satisfied the Stone Energy Merger Condition.
      After the Company and Stone Energy announced on October 12, 2006 that they had agreed to terminate the Stone Energy Merger Agreement, the Delaware Court of Chancery stated that Purchaser could amend its Complaint. On October 16, 2006, Purchaser filed a Motion for Leave to File a Second Amended Complaint. In the Second Amended Complaint attached to the Motion, Purchaser claimed that the termination fee provisions in the Stone Energy Merger Agreement were unlawful, unreasonable, unconscionable and punitive liquidated damages provisions, and that that the $51.5 million the Company paid in connection with the Stone Energy Merger Agreement and its termination constituted an unlawful and per se invalid penalty under Delaware law and public policy. Purchaser also contended that the Board breached its fiduciary duties by agreeing to the termination fee provisions in the Stone Energy Merger Agreement and to the $51.5 million payment to Stone Energy in connection with the termination of the Stone Energy Merger Agreement, and that Stone Energy aided and abetted in those breaches.

      On October 16, 2006, Purchaser filed an amendment to its preliminary consent statement.
      On October 19, the Delaware Court of Chancery heard further argument from the parties on the request for expedited proceedings sought by Purchaser and the stockholder plaintiffs. The Court issued an oral ruling after the argument, denying the plaintiffs’ request to set an expedited trial date and denying the defendants’ request to stay discovery pending resolution of their motions to dismiss.
      On October 20, 2006, Purchaser announced that it had extended the Expiration Date of the Offer to 11:59 p.m., New York City Time on Friday, October 27, 2006 and filed its Second Amended Complaint, challenging the termination fee provisions in the Stone Energy Merger Agreement and the $51.5 million payment made by the Company to Stone Energy in connection with the termination of the Stone Energy Merger Agreement.
      Also on October 20, 2006, the Company issued a press release that reiterated that the Board had rejected the Offer as inadequate.
      On October 26, 2006, Purchaser announced that, as a result of recent rulings by the Delaware Court of Chancery not to have expedited hearings regarding the excessive termination fees paid by the Company to Stone Energy, Purchaser had filed a notice of dismissal in the Delaware Court of Chancery, dismissing the litigation without prejudice. As a result, the Offer remains at $23.00 per Share, but no longer includes the contingent right to receive any ITF Increase, ATF Increase or Contractual Rights (i.e., one or more $0.50 increases) in respect of the litigation which Purchaser had previously commenced in the Delaware Court of Chancery. Purchaser also announced that it had extended the expiration date of the Offer to 11:59 p.m., New York City time, on November 17, 2006 and that the expiration date, as extended, was the final deadline for stockholders to accept the Offer and that Purchaser did not intend to further extend the expiration date.
      Also on October 26, 2006, the Company issued a press release updating stockholders on its strategic alternatives process and reiterating the Board’s prior determination that the Offer was inadequate. The Company also stated its intention to vigorously oppose the Consent Solicitation and that it was continuing its process of exploring strategic options.
      On October 30, 2006, Purchaser filed its definitive consent statement.
      On November 1, 2006, the Company filed a definitive consent revocation statement on Schedule 14A opposing the Consent Solicitation.
      Also on November 1, 2006, the Company sent a letter and a packet of information regarding the Company and its prospects to Purchaser and that the Company stated it had supplied to all other parties who have expressed interest in the Company.
      On November 2, 2006, Purchaser sent a letter to the Company thanking it for the information package and stating its desire to review any nonpublic information about the Company which the Company believes could allow Purchaser to find additional value. Purchaser also noted that it would like access to the information that other potential interested parties had been given access to. Purchaser informed the Company that it would be willing to enter into a confidentiality agreement in order to access data regarding the Company, as long as the terms of such agreement would not have the effect of causing Purchaser to terminate the Offer or limiting Purchaser’s ability to make necessary disclosures to stockholders in connection with the Offer. In the letter, Purchaser also reiterated its intention to not further extend the Offer past the Expiration Date of November 17, 2006, but indicated that it could complete the review of any necessary information within the span of a few days.

11.	Purpose of the Offer; Plans for the Company After the Offer and the Merger.
      Information regarding the purpose of the Offer, Purchaser’s plans for the Company and certain rights of stockholders in connection with the Offer and the Second-Step Merger is set forth in Section 11, “Purpose of the Offer; Plans for the Company After the Offer and the Merger” of the Offer to Purchase.

      Additionally, the information set forth under the subheading “Plans for the Company” is hereby amended and restated as follows:
      Plans for the Company. Purchaser is making the Offer because Purchaser and Parent want to acquire control of, and ultimately the entire equity interest in, the Company. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Second-Step Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer, in which event Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Purchaser, Parent and the Company.
      Purchaser does not intend to extend its Offer past November 17, 2006 unless either the Consent Solicitation is substantially successfully completed or the conditions to the Offer have been otherwise satisfied by that time. If the Consent Solicitation is not substantially successfully completed or the conditions to the Offer have not otherwise been satisfied by November 17, 2006, Purchaser may in its discretion determine either to continue to hold the Shares it currently owns, purchase additional Shares in the public market or through privately negotiated purchases or dispose of any or all Shares that it currently holds or later acquires.
      Each stockholder should have by now received (or will receive shortly) a copy of Purchaser’s consent statement regarding its solicitation of written consents from of stockholders of the Company for use in connection with the Consent Solicitation to (i) remove each current member of the Board and (ii) elect the five Purchaser Nominees to serve as directors of the Company (or, if any such person is unable or unwilling to serve as a director of Company, any other person designated as a nominee by Purchaser).
      Election of the Purchaser Nominees would satisfy the Second-Step Merger Condition to the Offer. Following such election, Purchaser expects that the Purchaser Nominees would reduce the size of the Board to five members. Purchaser also expects that the Purchaser Nominees, if elected to serve as directors of the Company, would in their independent judgment and good faith, and subject to their fiduciary duties, support the Offer and the Second-Step Merger and take actions necessary to satisfy the Section 203 Condition and seek or grant other consents or approvals as may be desirable or necessary to expedite the prompt consummation of the Offer and the Second-Step Merger. Accordingly, election of the Purchaser Nominees and adoption of the Stockholder Consent Resolutions could allow the stockholders of the Company to determine whether to accept the Offer and could be critical to the prompt consummation of the Offer and the Second-Step Merger if the current Board does not negotiate with Purchaser and Parent. Purchaser believes that the Board has a fiduciary obligation to approve the Offer and take any action necessary to render Section 203 of the DGCL inapplicable to the Offer and the Second-Step Merger and Purchaser hereby requests that the Board do so.
      The Section 203 Condition will be satisfied if (1) prior to the acceptance for payment of Shares pursuant to the Offer, the Board (x) unconditionally approves the Offer and the Second-Step Merger or (y) shall have approved each of Parent and its subsidiaries, including Purchaser, as an “interested stockholder” or (2) there are validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with the Shares then owned by Purchaser, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of the Company).
      If, and to the extent that Purchaser (and/or Parent or any of Parent’s subsidiaries) acquires control of the Company or otherwise obtains access to the books and records of the Company, Purchaser intends to conduct a detailed review of the Company’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. It is expected that, initially following the Second-Step Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted, but Purchaser (and Parent) expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize exploitation of the Company’s potential in conjunction with Parent’s businesses in light of Purchaser’s and Parent’s review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to the Company’s certificate of incorporation and bylaws.
      Purchaser and Parent believe that it is important that the Company maintain its historical connection to the community of New Orleans and plan on continuing this commitment upon acquiring control of the Company.
      Except as indicated in this Supplement and the Offer to Purchase, neither Purchaser nor Parent has any current plans or proposals which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any of its subsidiaries, (iv) any change in the current Board or management of the Company or any change to any material term of the employment contract of any executive officer of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity security of the Company being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

12.	Dividends and Distributions.
      A discussion of the effect of dividends and distributions by the Company on the Offer is set forth in Section 12, “Dividends and Distributions” of the Offer to Purchase.

13.	Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration.
      A discussion on possible effects on the Offer on the Shares and the market for Shares is set forth in Section 13, “Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration” of the Offer to Purchase.

14.	Certain Conditions of the Offer.
      A discussion of the conditions to the Offer is set forth in Section 14, “Certain Conditions of the Offer” of the Offer to Purchase. For convenience purposes, a description of the conditions to the Offer has been attached as Annex A to this Supplement.

15.	Certain Legal Matters and Regulatory Approvals.
      A discussion of certain legal matters and regulatory approvals which may affect the Offer is set forth in Section 15, “Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase. Additionally, discussion set forth therein is hereby amended and supplemented as follows:
      The matters set forth under the subheading “Exon-Florio Act” are hereby supplemented as follows:
      Parent submitted its voluntary notice to CFIUS on September 25, 2006. The initial thirty-day review period in connection with the filing of this notice will expire on November 6, 2006.
      The matters set forth under the subheading “Antitrust” are hereby supplemented as follows:
      The waiting period under the HSR Act applicable to the purchase of Shares by Purchaser in connection with the Offer and the Second-Step Merger expired on September 27, 2006. The expiration of the waiting period under the HSR Act satisfies the HSR Condition to the Offer.
      The matters set forth under the subheading “Delaware Litigation” are hereby amended and restated as follows:
      On August 28, 2006, Purchase commenced litigation in the Delaware Court of Chancery against the Company, the Company’s directors, and Stone Energy. Among other things, Purchaser challenged the validity of certain provisions in the Stone Energy Merger Agreement, pursuant to which the Company was to pay Stone Energy excessive penalties equaling approximately 10% of its market capitalization on the date the Stone Energy Merger Agreement was executed if the merger would be terminated in connection with an offer by a third party (such as Purchaser) to acquire the Company. Purchaser also challenged one of the Company’s bylaws, which purported to impose an 85% supermajority on any actions taken by the written consent of the Company’s’ stockholders.
      On September 7, 2006, the Company brought a claim against Stone Energy, seeking declaratory relief concerning Section 6.2(e) of the Stone Energy Merger Agreement. According to the Company’s complaint, Stone Energy had indicated that the Company could not enter into discussions with Purchaser concerning its Offer without violating this provision. On September 11, Purchaser amended its complaint to include allegations concerning Section 6.2(e) as constructed by Stone Energy.
      On September 14, 2006, the Company stated in the Schedule 14D-9 that its Board had amended the bylaws to eliminate the purported requirement of an 85% supermajority vote for action by written consent.
      After an expedited trial on Purchaser’s and the Company’s claims concerning the validity of Section 6.2(e) of the Stone Energy Merger Agreement as interpreted by Stone Energy, the Delaware Court of Chancery partially granted the declaratory relief requested by Purchaser. In an oral ruling issued on September 27, 2006, followed by a written opinion on October 11, 2006, the Court found that Section 6.2(e) of the Stone Energy Merger Agreement did not restrict the Company’s ability to explore, in good faith, unsolicited third-party acquisition proposals (such as the Offer) and did not prohibit the Company from communicating, negotiating, or exchanging non-public information with such bidders, including Purchaser, or from disclosing information concerning unsolicited third-party acquisition proposals, including the Offer, to its shareholders.

On October 12, 2006, after the Court ordered that a trial would be scheduled in early November on the remaining issues in the lawsuit, the Company and Stone Energy announced that they had agreed to terminate the Stone Energy Merger Agreement. The Company also announced that it had agreed to pay a termination fee of $8 million to Stone Energy. Added to the $43.5 million Initial Termination Fee the Company had paid on the date the Stone Energy Merger Agreement was executed, the aggregate termination fee paid by Energy Partners totaled $51.5 million.

Also on October 12, 2006, Purchaser requested leave to file a Second Amended Complaint, challenging the termination fee provisions in the Stone Energy Merger Agreement and the payments made by the Company in connection with the termination of the agreement.
      On October 19, the Delaware Court of Chancery heard further argument from the parties on, among other things, Purchaser’s request for expedited proceedings. The Court issued an oral ruling after the argument, denying the plaintiffs’ request to set an expedited trial date.
      On October 26, 2006, Purchaser filed a notice of dismissal in the Delaware Court of Chancery, thereby dismissing the litigation without prejudice.
      Please also refer to Section 10 of this Supplement for additional information regarding the litigation.

16.	Fees and Expenses.
      A discussion of the fees and expenses to be paid by Purchaser in connection with the Offer is set forth in Section 16, “Fees and Expenses” of the Offer to Purchase.

17.	Miscellaneous.
      The Offer is being made solely by the Offer to Purchase, this Supplement and the accompanying revised GREEN Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT NOT CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE REVISED GREEN LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.
      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser has filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be obtained by calling Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 456-3427 (banks and brokers may call collect at (212) 750-5833).
SOLICITATION OF CONSENTS
      As discussed in this Supplement, each stockholder should have by now received (or will receive shortly) a copy of Purchaser’s consent statement for use in connection with the Consent Solicitation. Purchaser advises the security holders of the Company to read the consent statement when it becomes available, because it will contain important information regarding the Consent Solicitation. The security holders of the Company may obtain a free copy of the consent statement and of documents that the Company files with the SEC at its web site at www.sec.gov. In addition, the consent statement may be obtained free of charge from Purchaser by calling Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 456-3427 (banks and brokers may call collect at (212) 750-5833).
INFORMATION CONCERNING PARTICIPANTS
      Purchaser, Borrower, Parent and, in each case, certain of its officers, directors and the Purchaser Nominees, among others, are participants in the solicitation of the Company’s shareholders under the applicable regulations of the SEC. Stockholders may obtain information regarding the names, affiliations and interests of individuals who are participants in the solicitation of the Company’s shareholders in the consent statement to be filed with the SEC.
ATS INC.
November 2, 2006

ANNEX A
CONDITIONS TO THE OFFER
      Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time, in its discretion, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, shall not be required to make any payment for Shares accepted for payment, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the judgment of Purchaser, any of the following shall not have been satisfied:

•	there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number Shares of the Company that, when added to the Shares then owned by Purchaser (and/or Parent or any of Parent’s subsidiaries), shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants) (the “Minimum Tender Condition”);

•	the Stone Energy Merger Agreement having been terminated on terms reasonably satisfactory to Purchaser, and Purchaser reasonably believing that the Company could not have any liability, and Stone Energy not having asserted any claim of liability or breach against the Company, in connection with the Stone Energy Merger Agreement other than with respect to the possible payment by the Company of the $25.6 million termination fee required thereby (the “Stone Energy Merger Condition);

•	the Board having approved the Offer and the Second-Step Merger or any other business combination satisfactory to Purchaser between the Company and Purchaser (and/or any of Parent’s subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Purchaser shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Second-Step Merger or such other business combination (the “Section 203 Condition”);

•	(a) the Company entering into a definitive merger agreement with Purchaser (and/or any of Parent’s subsidiaries) with respect to a merger of Purchaser and the Company, (b) nominees of Purchaser constituting a majority of the Board or (c) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Parent or any of its Subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants) (the “Second-Step Merger Condition”); and

•	any applicable waiting period under the HSR Act having expired or been terminated prior to the expiration of the Offer (the “HSR Condition”).
      On September 28, 2006, Purchaser announced that the waiting period under the HSR Act with respect to the Offer and the Second-Step Merger had expired, thereby satisfying the HSR Condition.
      On October 12, 2006, the Company announced that it had agreed with Stone Energy to terminate the Stone Energy Merger Agreement. In connection with the termination of the merger agreement with Stone Energy, the Company agreed to pay Stone Energy an $8 million termination payment and the Company and Stone Energy agreed to release all claims between them relating to the Stone Energy Merger Agreement. Based upon these facts, the Stone Energy Merger Condition has been satisfied.
      Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time, in its discretion, Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer, shall not be required to make any payment for Shares accepted for payment, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the judgment of Purchaser, at any time on or after the date of this Offer to Purchase and prior to the Expiration Date, any of the following events or facts shall have occurred:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (i) challenging or seeking to, or which, in the judgment of Purchaser, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of this Offer to Purchase or, the acceptance for payment of any or all of the Shares by Parent, Purchaser or any other affiliate of Parent, or seeking to obtain damages in connection with the Offer or the Second-Step Merger; (ii) seeking to, or which in the judgment of Purchaser is reasonably likely to, prohibit or limit the full rights of ownership or operation by the Company, Parent or any of their affiliates of all or any of the business or assets of the Company, Parent or any of their affiliates or to compel the Company, Parent or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Parent or any of their affiliates; (iii) seeking to, or which in the judgment of Purchaser is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of this Offer to Purchase) in connection with the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by Purchaser, Parent or any other affiliate of Parent or the consummation by Purchaser, Parent or any other affiliate of Parent of the Second-Step Merger or other business combination with the Company, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; (v) seeking, or which in the judgment of Purchaser is reasonably likely to result in, any material diminution in the benefits expected to be derived by Purchaser, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with the Company; (vi) relating to the Offer, the Proxy Solicitation or the Consent Solicitation which, in the judgment of Purchaser, might materially adversely effect the Company or any of its affiliates or Purchaser, Parent or any other affiliate of Parent or the value of the Shares or (vii) which in the judgment of Purchaser could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Consent Solicitation or the Second-Step Merger or the ability of Purchaser to conduct the Proxy Solicitation or the Consent Solicitation;

(b) any clearances or approvals of any U.S. or non-U.S. Governmental Authority other than in connection with the HSR Condition or the condition set forth in clause (1) shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been action taken or any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed, or which becomes, applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer, the Second-Step Merger or any other business combination with the Company, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Exon-Florio Act (as defined below), that in the judgment of Purchaser might result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of this Offer to Purchase is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of the Company or any of its affiliates or Purchaser becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates;

(e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Australia, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States or authorities in Australia, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the judgment of Purchaser, might materially adversely affect, the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or Australia or any attack on, or outbreak or act of terrorism involving, the United States or Australia, (v) a material change in the United States dollar or Australian dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries do business that could, in the judgment of Purchaser, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its affiliates or the trading in, or value of, the Shares, (vii) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the Shares or (viii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(f) (i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of this Offer to Purchase, (ii) any such person or group which, on or prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (iv) any person (other than Parent) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets, securities or subsidiaries of the Company;

(g) the Company or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with their publicly disclosed terms in effect as of the date of this Offer to Purchase, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company including by adoption of a shareholders rights plan which has not otherwise been terminated or rendered inapplicable to the Offer and the Second-Step Merger prior to the expiration of the Offer, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the judgment of Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract (other than termination of the Stone Energy Merger Agreement on terms reasonably satisfactory to Purchaser) or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Purchaser or any of its subsidiaries or affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of any merger or other business combination involving the Company and Purchaser (and/or any of Parent’s subsidiaries), (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Purchaser shall have become aware of any such action which was not previously announced or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Purchaser becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this Offer to Purchase;

(h) any approval, permit, authorization, favorable review or consent of any U.S. or non-U.S. Governmental Authority (including those referred to or described in Section 15 of the Offer to Purchase) shall not have been obtained on terms satisfactory to Purchaser in its judgment;

(i) Purchaser becomes aware (x) that any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been or may be accelerated or has or may otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser or any of its subsidiaries or affiliates of the Second-Step Merger or other business combination involving the Company (other than following the acceptance for payment of Shares pursuant to this Offer, acceleration of the Company’s existing credit facility or the trigger of put rights under the indenture with respect to the Company’s 8.75% Senior Notes Due 2010) or (y) of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in Purchaser’s judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or its consummation of the Second-Step Merger or other business combination involving the Company);

(j) Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Purchaser and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(k) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Purchaser’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase or (iii) amended the Stone Energy Merger Agreement in any material respect; or

(l) (i) the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended (the “Exon-Florio Act”), shall not have expired, (provided that such time period shall be deemed to have expired if CFIUS or a related governmental entity with authority shall have provided a written notice to the effect that review of the transactions contemplated by this Offer to Purchase has been concluded, and that a determination has been made that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act) or (ii) if CFIUS determines that an investigation is warranted, CFIUS shall have taken or announced an intent to take any measures which would prevent the purchase of Shares tendered pursuant to the Offer or the consummation of the Second-Step Merger, or which would in the judgment of Purchaser have a material adverse effect on the business of the Company or Parent or which could in the judgment of Purchaser be reasonably likely to have a material impact on the corporate governance of Parent, Purchaser or the Company;

which in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser, Parent or any affiliate of Parent to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied), makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.
      The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of Purchaser, Parent or any affiliate of Parent to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied) or may be waived by Purchaser or Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their discretion. To the extent Purchaser or Parent waives a condition set forth in Section 14 of the Offer to Purchase with respect to one tender, Purchaser or Parent will waive that condition with respect to all other tenders. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser or Parent concerning any condition or event described in this Section 14 shall be final and binding on all parties to the fullest extent permitted by law.
      On September 13, 2006, the Company’s Board of Directors approved the issuance of Rights the Rights Agreement. The issuance of the Rights caused a condition set forth in clause (g)(v) of Section 14 of the Offer to Purchase (which is also set forth in clause (g)(v) above) to no longer be satisfied. This condition cannot be satisfied unless Purchaser is satisfied that the Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger.

      Manually signed facsimiles of the original BLUE or revised GREEN Letter of Transmittal, properly completed, will be accepted. The original BLUE or revised GREEN Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.
The Depositary for the Offer is:
THE BANK OF NEW YORK

By Mail:	By Hand:	By Overnight Courier:
The Bank of New York Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Reorganization Services 161 Bay State Road Braintree, MA 02184	The Bank of New York Reorganization Services 101 Barclay Street, 1-E Receive and Deliver Window New York, New York 10286
By Facsimile Transmission:
(For Eligible Institutions Only)
781-380-3388
To Confirm Facsimile Transmissions:
781-843-1833, Ext. 200
(For Confirmation Only)
      Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth below. Requests for additional copies of the Offer to Purchase, this Supplement, the revised GREEN Letter of Transmittal and the revised PINK Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022
Shareholders Call Toll-Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833
The Dealer Manager for the Offer is:
Credit Suisse
11 Madison Avenue
New York, NY 10010
(888) 537-4893